                                                                 Exhibit (a)(3)

                      QUESTIONS AND ANSWERS ABOUT THE OFFER


The following are answers to some questions about Network Associates' announcement of its planned offer to acquire all outstanding publicly held shares of McAfee.com common stock. Network Associates intends to file an exchange offer prospectus and related materials with the Securities and Exchange Commission (the "Offer Documents") on or about July 2, 2002. For complete answers to these and other questions related to the offer and merger, you should read the Offer Documents in their entirety.

Q:    Why is Network Associates making the offer?

A: We currently own 36,000,000 shares of McAfee.com Class B common stock. These shares represent approximately 75% of all the outstanding McAfee.com common stock. Our offer would be intended to acquire all the outstanding shares of McAfee.com's Class A common stock, none of which we own, in order to recombine Network Associates and McAfee.com.

      Our offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, we would own at least 90% of all the outstanding shares of McAfee.com common stock. We may waive or modify this condition. However, we will not complete the offer if less than a majority of the shares held by McAfee.com stockholders other than Network Associates are tendered in the offer.

      If the conditions to the offer are met and the offer is completed, as soon as practicable thereafter, we will effect a short-form merger of McAfee.com and our wholly-owned McAfee.com, McAfee.com Holdings Corporation, unless it is not lawful to do so.

Q:    What will McAfee.com stockholders receive in exchange for their shares?

A: For each outstanding share of McAfee.com Class A common stock validly tender and not properly withdrawn, the stockholder will receive 0.78 of a share of Network Associates common stock. McAfee.com stockholders will receive cash equivalent to any fractional Network Associates shares. This is the same exchange ratio as was offered in our previous offer. Based on the $19.27 closing price of Network Associates shares on June 28, 2002, our offer represents a value of approximately $15.03 per McAfee.com share and a 3% premium to the closing price on that date.

Q:    How does the current offer differ from Network Associates' previous offer?

A: The exchange ratio of 0.78 of a share of Network Associates common stock is the same. In addition, the other terms of the offer are also the same as those previously recommended by a special committee of the outside and independent directors of the McAfee.com board of directors, with minor modifications to the conditions. We intend to modify the conditions generally to ensure that (i) McAfee.com is operated in the ordinary course consistent with past practices during the pendency of our offer and (ii) McAfee.com stockholders are provided an opportunity to consider our offer without the McAfee.com board implementing structural impediments to the offer.

Q:    Why was Network Associates' previous offer withdrawn?

A: On April 25, 2002, we announced that we had discovered accounting inaccuracies in our 1999 and 2000 financial statements requiring the restatement of the financial statements covering those periods. In light of this anticipated restatement, on the same date we withdrew the previous exchange offer. On May 17, 2002, we announced that our audit committee had completed the internal investigation and on June 28, 2002, we filed restated financial statements with the Securities and Exchange Commission correcting the inaccuracies giving rise to the restatement.

Q:    Did the prior inaccuracies affect recent operating results?

A: No. Although previously reported operating results for fiscal years 1998, 1999 and 2000 were affected, the inaccuracies did not impact operating results for 2001 or the three months ended March 31, 2002. For more information on our recent restatement, please see Note 3 of our Consolidated Financial Statements contained in our Forms 10-K/A for fiscal years 2001 and 2000 filed with the Securities and Exchange Commission on June 28, 2002.


A: In 1999, we undertook the initial public offering of a minority interest in McAfee.com to achieve a number of objectives, including establishing the viability of, and developing the related technology required to pursue, McAfee.com's application service provider, or ASP, business model targeted at consumers. Since March 2001, McAfee.com has also offered products and services to small to medium-sized businesses. We offer anti-virus and other products that compete with McAfee.com's products in these markets. In early 2001, we adopted a strategy to, among other things, reposition our business to better focus our product offerings and product development efforts and to eliminate overlapping objectives between our business units.

      The recombination is consistent with our strategy of better focusing our product offerings and product development efforts and eliminating overlapping business objectives of our business units. We also believe that the recombination would enhance prospects for the combined company due to:

- the reduction or elimination of customer, market and brand confusion due to the similarity in the company products, names and Web addresses;

- the reduction or elimination of actual and potential conflicts between the companies and their sales forces, and related senior management distraction, due to confusion over market boundaries;

- the expectation that a recombined company could more effectively and cost-efficiently target the consumer market and the small to medium-sized market for ASP products and services; and

-     opportunities for reduced McAfee.com costs.

Q:    What are the potential benefits of this offer to McAfee.com stockholders?

A: We believe that this offer should be attractive to McAfee.com stockholders for among other reasons:

- The exchange ratio of 0.78 is the same exchange ratio as that in our previous offer;

- The ability of McAfee.com's stockholders, through ownership of Network Associates common stock, to participate in McAfee.com's business and Network Associates' other businesses; and

- McAfee.com stockholders will receive a more liquid security. The market for McAfee.com stock is illiquid compared to the market in Network Associates' common stock. Network Associates' common stock trades on the New York Stock Exchange, with a significantly higher average daily volume than that for McAfee.com's stock.

Q: What percentage of Network Associates common stock would McAfee.com stockholders receive in the offer and the merger?

A: McAfee.com stockholders (other than Network Associates) currently own approximately 25% of McAfee.com. We anticipate that McAfee.com stockholders (other than Network Associates) would own approximately 6% of Network Associates' outstanding common stock after giving effect to the offer and the merger.

Q:    When does Network Associates expect to complete the offer and the merger?

A: If commenced on July 2, 2002, we hope to complete the offer at the end of the day on July 30, 2002. We expect to complete the merger as soon as practicable after we complete the offer.

Q: Has the McAfee.com board formed a special committee of independent directors to evaluate Network Associates' offer?

A: In connection with our previous offer, McAfee.com formed a special committee comprised of Mr. Frank Gill and Dr. Richard Schell, the outside and independent members of McAfee.com's board to evaluate the previous offer. We expect that the same individuals, acting as a special committee, will evaluate the current offer.

Q: Will McAfee.com's board of directors make a recommendation concerning the offer?

A: Although the McAee.com board recommended our previous offer, based on the recommendation of a special committee of outside and independent directors, a new recommendation must be made in connection with the current offer. Under SEC rules, the McAfee.com board is required to (i) make a recommendation for or against the offer, (ii) state that it is neutral or (ii) state that it is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and related matters, no later than ten business days from the date of this prospectus. McAfee.com is also required to send to McAfee.com stockholders copy of its Schedule 14D-9.

Q: How will McAfee.com employee stock options be treated in connection with the offer and merger?

A: If the offer and merger are completed, McAfee.com employee stock options will be assumed by Network Associates. Holders of McAfee.com stock options will receive options to acquire Network Associates common stock with substantially similar terms based on the exchange ratio.

Q:    What are the potential cost savings of the offer and merger?

A: We expect to have some cost savings, but have not quantified them yet. An example would be not having to operate two public companies.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

      In connection with the proposed transaction, Network Associates will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND RELATED MATERIALS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Network Associates with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus (when available) as well as Network Associates' related filings made with the Commission, may also be obtained from Network Associates by directing a request to (i) Network Associates Investor Relations, at 3965 Freedom Circle, Santa Clara, California, 95054. Free copies of these documents may also be obtained from Network Associates or (ii) to the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, 1-800-549-6746.

SAFE HARBOR STATEMENT

      The foregoing document contains forward-looking statements. Forward-looking statements include those regarding Network Associates' exchange offer and the anticipated benefits of the recombination of Network Associates and McAfee.com. Actual results may vary, perhaps materially, from those contained in the forward-looking statements and the expected results may not occur. Network Associates may not commence or complete the exchange offer or merger described in this document, and that it may not realize the expected benefits from the recombination with McAfee.com. Investors should read Network's Associates' prospectus and tender offer and statement, when these documents are available, describing the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of the offer and merger and the associated risks and uncertainties. Network Associates is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future changes make it clear that any proposed results experienced or implied therein will not be realized.